SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

TIM PARTICIPAÇÕES SA ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to BM&FBOVESPA’s request for Information SAE / GAE 2685-14, requesting clarification on the news flow about discussions involving the merger of Telecom Italia and Vivendi’s assets in Brazil, hereby informs its shareholders, the market in general and other stakeholders that Telecom Italia has communicated what follows:

“In response to the numerous press reports of Telecom Italia Group’s interest in acquiring Brazilian company GVT S.A., Telecom Italia confirms that it is undertaking a detailed review to determine whether it may be opportune to submit an offer to Vivendi SA (GVT’s parent company) to create an industrial combination that would include integration of the Brazilian businesses of the two groups.

No offer has been finalized or made and any decision to proceed with such a business combination would be subject to the approval of the corporate bodies of Telecom Italia and TIM Participacoes which have not yet been convened.”

Rio de Janeiro, August 14th, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 14, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.